Exhibit 4. 4

CONSULTING AGREEMENT

CONSULTING AGREEMENT (the “Agreement”), dated as of September 27, 2005, by and between CAN-FITE BIOPHARMA LTD., an Israeli Company, whose address is 10 Bareket Street, Petach Tikva, Israel (the “Company”), and BioStrategics Consulting Ltd through its President, Dr. Michael H. Silverman, whose place of business is 9 Elizabeth Road, Marblehead, MA, USA (the “CONSULTANT”).

WHEREAS, the Company is currently engaged in the research and development of therapeutics that function through binding to or interacting with adenosine receptors (the “Field”);

WHEREAS, the CONSULTANT has the necessary know-how, qualifications and experience in the Field required in order to provide the consulting services as herein set forth;

WHEREAS, the Company desires to appoint the CONSULTANT as a Medical Director, and the CONSULTANT desires to be appointed by the Company, as a consultant to the Company in a role of Medical Director and in connection thereof, to provide to the Company with medical and clinical research and development consulting services in the Field (the “Services”), as hereinafter set forth.

NOW THEREFORE, in consideration of the mutual undertakings and premises herein contained, the parties hereto hereby agree as follows:

1.	The Appointment

1.1	Subject to the terms hereof, the Company hereby appoints the CONSULTANT, and the CONSULTANT hereby agrees to be appointed by the Company as a CONSULTANT to the Company in connection with the Services to be provided by the CONSULTANT pursuant to Section 2 hereof. In rendering the Services hereunder, the CONSULTANT shall be deemed to be, and he is, an independent contractor, and neither this Agreement nor the performance of any of the terms hereof will or will be deemed to constitute or create any other relationship between the Company and the CONSULTANT.

1.2	Without derogating from any other provision herein, the CONSULTANT acknowledges and agrees that during the term hereof (a) the Company is free at all times to appoint other consultants, or to use its own employees, in connection with any of the services to be provided by the CONSULTANT pursuant to Section 2 hereof, and (b) the CONSULTANT will exercise reasonable care and diligence to prevent, and will not take, any action or condition which could result in a conflict with, or prejudicial to, the interests of the Company.

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2.	Representations of the CONSULTANT

The CONSULANT hereby represents to the Company that:

2.1	He has the know-how, experience, qualifications and capacity to provide the Services to the Company in the Field as set forth in this Agreement.

2.2	The execution, delivery and the terms of this Agreement (i) will not constitute a default or breach of any agreement or other instrument to which the CONSULTANT in party or by which he is bound, and (ii) does not require the consent of any person or entity.

2.3	In performing his Services hereunder, the CONSULTANT shall not utilize any proprietary information of any third party.

2.4	He is not employed, providing consulting services, has rights of representation, marketing agency or any other right whatsoever of any other company or entity which competes, directly or indirectly, with the Company and the business currently carried on by the Company.

2.5	He will not, now or in the future, have any claim or claims whatsoever to any right of any kind except as set forth in this Agreement.

2.6	To the best of his knowledge, this Agreement and the provision of the Services by the CONSULANT are not in conflict and do not breach any law, rule or regulation that govern the CONSULTANT.

3.	Extent and Scope of Services

3.1	During the term hereof, the CONSULTANT shall provide the services to the Company, to the affairs and business of the Company and during such period will provide the Company with such consulting services as may be reasonably requested of it, from time to time, by the CEO of the Company or any other person or firm designated by the CEO. The consulting concerns clinical and medical research and development activities within the Field.

3.2	The CONSULTANT shall render the Services, as required by the Company, on such dates, at such time as shall be required by the Company, from his home office, and/or any other location agreed upon between the parties.

3.3	During the term hereof, the CONSULTANT shall keep the Company currently informed as to his activities hereunder and shall, periodically, provide the Company with written reports setting forth the Services provided by him.

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3.4	The parties hereby agree that the CONSULTANT is not deemed to be an agent or a representative of the Company and therefore does not possess any authority, whether actual or apparent, to represent the Company or to contractually commit the Company in any way or manner.

4.	Compensation

In consideration of the services provided to the Company by the CONSULTANT hereunder, the Company shall compensate the CONSULTANT as follows:

4.1	The Company agrees to pay the CONSULTANT a Consulting fee of three hundred twenty-five US dollars ($325) per hour. The aforementioned notwithstanding, the maximal pay for any single day’s work, will not exceed US$ 2,600.

4.3	It is agreed by the parties hereto that reasonable pre-approved expenses in written incurred by the CONSULTANT in the discharge of his duties under this Agreement, including travel expenses will be borne by the Company, and reimbursed forthwith on request.

4.4	In calculating the time incurred by the CONSULTANT, traveling time shall not be included in the calculation. In the reimbursement of expenses as set forth in Section 4.3 above, it is agreed that the Company will reimburse CONSULTANT for air travel in a coach class or equivalent, unless agreed otherwise before a specific travel.

4.5	Payment and reimbursement shall be made to such bank account, as the CONSULTANT will indicate, within twenty-one (21) business days from the date of obtaining such invoices by the Company.

4.6	The payment provided by this Agreement shall be made to the CONSULTANT after deduction of all taxes and deductions at source required by law to be deducted. The parties hereto agree, that all taxes, social insurance payments, pension payments, health insurance and any other such payments, shall be borne solely by the CONSULTANT. The Company shall not pay nor be liable to pay any taxes upon the payment to the CONSULTANT of any remuneration as set forth in this Agreement. CONSULTANT hereby undertakes to indemnify and reimburse the Company for any amounts claimed or levied on the Company due to taxes, social insurance payments, pension payments, health insurance and any other such payments resulting from any payment made by the Company to the CONSULTANT under this Agreement

4.7	The Company shall not undertake any social insurance premiums, pension payment and health insurance on the name of the CONSULTANT.

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4.8	The CONSULTANT shall undertake, at his own expense, sufficient insurance coverage against illness, injuries and/or damages incurred by him in connection of his render of services in accordance with this Agreement.

5.	Confidential Information

5.1	In the course of providing services to the Company hereunder, The CONSULTANT may have access to, and become familiar with, “Confidential Information” of the Company (as hereinafter defined). The CONSULTANT shall at all times hereinafter maintain in the strictest confidence all such Confidential Information and shall not divulge any Confidential Information to any person, firm or corporation with the prior written consent of the Company. For purposes hereof, “Confidential Information” shall mean all information in any and all medium which is confidential by its nature, including, without limitation, data, technology, know-how, inventions, discoveries, designs, processes, formulations, models, and/or trade and business secrets relating to any line of business in which the Company is involved. Confidential Information will also include the Company’s marketing and business plans relating to current, planned, old or future products.

5.2	The CONSULTANT shall not use Confidential Information for, or in connection with, the development, manufacture or the use of any product or for any other purpose whatsoever except as and to the extent provided in this Agreement or in any other subsequent agreement between the parties.

5.3	Notwithstanding the foregoing, Confidential Information shall not include information which the CONSULTANT can evidence to the Company by appropriate documentation; (i) is in, or enters the public domain otherwise than by reason of a breach hereof by the CONSULTANT; (ii) is known by The CONSULTANT at the time of disclosure thereof by the Company; (iii) is independently developed by the CONSULTANT without recourse to Confidential Information; or (iv) is rightfully transmitted or disclosed to the CONSULTANT by a third party which owes an obligation of confidentiality with respect to such information.

5.4	All Confidential Information made available to, or received by, the CONSULTANT shall remain the property of the company, and no license or other rights in or to the Confidential Information is granted hereby, the obligation of the CONSULTANT is not to use any Confidential Information disclosed pursuant to this Agreement except as provided in this Agreement, shall remain in effect indefinitely, and the CONSULTANT shall be prohibited from disclosing any such Confidential Information during the term of this Agreement thereafter.

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5.5	All files, records, documents, drawings, specifications, equipment and similar items relating to the business of the Company, whether prepared by the CONSULTANT or otherwise coming into his possession, and whether classified as Confidential Information or not, shall remain the exclusive property of the Company. Upon termination or expiration of this Agreement, or upon request by the Company, the CONSULTANT shall promptly turn over to the Company all such files, records, reports analysis, documents and other material of any kind concerning the Company which the CONSULTANT obtained, received or prepared pursuant to this Agreement.

6.	Proprietary Information

6.1	Definition of “Proprietary Information”. Contractor understands that the Company possesses and will possess Proprietary Information which is important to its business or proposed business. In addition, Company frequently conducts business and receives information from other parties with which it has a business relationship (collectively, “Business Affiliates”) that is confidential in nature. For purposes of this Agreement, “Proprietary Information” is all information, whether conveyed orally or in writing or in any other intangible or tangible form, that was or will be developed, created, or discovered by or on behalf of the Company, or which became or will become known by, or was or is conveyed to the Company (including, without limitation, “Results” as defined above), which has or may have commercial value to the Company or to the Company or to Business Affiliates. “Proprietary Information” may include, but is not limited to, patents, copyrights, trade secrets, techniques, data, databases, sketches, drawings, models, inventions (whether patentable or not), works of authorship, know-how, processes, apparatus, equipment, formulae and confidential information related to the current future and proposed products and services of the Company, and also includes, without limitation, Company’s respective information concerning research, clinical studies, experimental work, development, design details and specifications, formulations, competitive analyses, chemical compounds and variations thereof, excipients and other ingredients, masking and flavoring strategies, clinical and product development plans, engineering, financial information, pricing, procurement requirements, purchasing, manufacturing, customer lists, business forecasts, sales and merchandising and marketing plants and information, the duties, salaries and terms of compensation of employees or Business Affiliates of the Company. “Proprietary Information” also includes proprietary or confidential information of any other third party who may disclose such information to Company or Contractor in the course of Company’s business.

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6.2	Ownership of Proprietary information; Assignment. All ownership rights in Proprietary Information and any other intellectual or industrial property of any sort anywhere in the world (collectively “Rights”) shall be the sole and exclusive property of the Company. Contractor hereby assigns to the Company (and shall ensure any employees or agents of Contractor shall assign) any Rights Contractor may have or acquire in such Proprietary Information by performing the Services hereunder. At all times, both during the term of this Agreement and after its termination, Contractor will keep in confidence and trust and will not use or disclose any Proprietary Information or anything related to it without the prior written consent of an officer of the Company. Contractor shall take appropriate measures to ensure that its employees and agents, if any, arc bound to the requirements set forth in such a manner that such party and/or its successor(s) will be able to honor its/their confidentiality and nonuse obligations under this Agreement. Contractor acknowledges that any disclosure or unauthorized use of proprietary Information will constitute a material breach of this Agreement and cause substantial harm to the Company for which monetary damages would not be a fully adequate remedy and therefore, in the event of any such breach, in addition to any other available remedies, the Company shall have the right to seek injunctive relief without the need to secure a bond

7.	Non-Competition

7.1	The CONSULTANT shall not at any time during the term of this Agreement, directly or indirectly, engage in (as owner, stockholder, partner, director, officer, employee, consultant or otherwise, except as an investor in a corporation whose stock is publicly traded and in which he holds less than 3% of the outstanding shares) any business, which competes in any way with the Company’s business.

7.2	The CONSULTANT shall not at any time during the term of this Agreement and for two (2) years thereafter, solicit any employee, customer, or supplier of the Company to cease or change its legal or business relationship with the Company.

8.	Terms and Termination

8.1	Subject to provisions of Section 7.3 of this Agreement shall take effect from the date set out above as of which this Agreement is deemed to be entered into and shall continue in full force and effect for a period of one (1) year from such dale, Unless terminated as provided herein, the Agreement will be automatically renewed for consecutive one year periods.

8.2	Notwithstanding Section 7.1 above, either party may given notice to the other party terminating this Agreement by providing the other party with thirty (30) days prior written notice. However, in accordance with the provisions of Section 7.3 hereof, either party may given notice to the other party terminating this Agreement immediately upon the occurrence of the events specified in Section 7.3 below.

8.3	(a) The Company shall have the right to terminate this Agreement “for cause”, at any time, by giving the CONSULTANT notice of termination “for cause”, slating the reasons constituting the “cause”. In such event, this Agreement shall be terminated as to the lime of delivery of the said notice. For purposes hereof “cause” shall mean (a) a breach of trust by the CONSULTANT, including without limitation, acts of moral turpitude, theft, embezzlement or self-dealing; (b) the disclosure of Confidential Information of or in relation to the Company to any third party; or (c) material breach by the CONSULTANT of this Agreement, such breach not remedied within (30) thirty days after service of notice by the Company on the CONSULTANT specifying the breach complained or and (if remediable) requiring remedy of it.

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(b)     The CONSULTANT shall have the right to terminate this Agreement “for cause”, at any lime, by giving to the Company notice of termination “for cause”, stating specifically the reasons constituting the “cause”, in such event, this Agreement shall be terminated as of the time of delivery of the said Notice. For the purposes hereof “cause” shall mean (a) a material breach by the Company of this Agreement which breach shall not have been remedied within (30) thirty days of service of a notice in writing by the CONSULTANT on the Company requiring remedy of such breach; or (b) the Company becoming bankrupt or insolvent or ceasing or threatening to cease to carry on business or being unable to pay its debts as they fall due or a receiver or other encumbrances being appointed to the undertaking and assets, or any material part thereof of the Company; or (c) a change in the controlling shareholders of the Company, such that persons not currently controlling the Company become controlling shareholders of the Company. For the purpose of this section, the term “control” means controlling the management of the Company by either (1) holding or owning more than 50% of the voting shares of the Company, or (2) having the right to designate more than 50% of the directors of the Company.

9.	Miscellaneous

9.1	Any notice under this Agreement shall be in writing, to the addresses of the Company or the CONSULTANT as set out above, and shall be deemed to have been duly given for all purposes (ft) seven (7) days after delivery of documents to a courier such as FedEx for dispatch to either party; or (b) upon manual delivery, to the respective addresses or faxes set forth above or to such other address of which notice as aforesaid has actually been received.

9.2	This Agreement is the entire agreement between the parlies with respect to the subject matter hereof, and supersedes all prior understandings, agreements and discussions between them, either written or oral, with respect to such subject matter.

9.3	This Agreement shall not be modified or amended except by a written instrument signed by the parties hereto. No waiver or failure to act with respect to any breach or default hereunder, subsequent breach or default, whether of similar or of different nature.

9.4	This Agreement shall be governed by, interpreted and construed in accordance with the laws of the State of Israel. The competent court in Tel Aviv, Israel shall have sole and exclusive jurisdiction regarding any dispute or claim arising hereunder.

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9.5	Unless provided to the contrary in this Agreement, the CONSULTANT shall not assign this Agreement to any third party, in whole or in part. The Company may assign this Agreement to any of its affiliate, upon the provision of written notice to the CONSULTANT.

9.6	Any provision hereof which is found to be invalid, illegal or unenforceable under any applicable provision of valid laws, shall be amended to the extent required to render it valid, legal and enforceable under such laws (or deleted if no such amendment is feasible), and such amendment or deletion shall not effect the enforceability of the other provisions hereof.

9.7	The Parties agree that failure of either party at any time to require performance by the other Party of any of the provisions herein shall not operate as a waiver of the right of that party to request siriet performance of the same or like provisions, or any other provisions hereof, at a later time.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

CAN-FITE BioPharma Ltd.		The CONSULTANT

By:	/s/ Pnina Fishman	By:	/s/ Michael H. Silverman
Dr. Pnina Fishman		Dr. Michael H. Silverman

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